FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                          For the month of August 2004

                               ------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                               ------------------

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On August 4, 2004, G. Willi-Food International Ltd. (the "Registrant") announced its unaudited financial results for the second quarter and for the six months ended June 30, 2004.






EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated August 4, 2004.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  August 4, 2004
                                          By: /S/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer

                         G. WILLI-FOOD INTERNATIONAL LTD
           REPORTS RECORD SALES, OPERATING INCOME AND NET INCOME IN Q2

               SALES INCREASE OF 34%, OPERATING INCOME INCEASE OF
                        237%, NET INCOME INCREASE OF 87%

Yavne, Israel, August 4, 2004.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its unaudited financial results for the second quarter and the six months ended June 30, 2004.

THE THREE MONTHS ENDING JUNE 30, 2004:

Total sales for the three months ending June 30, 2004 INCREASED BY 34% to NIS 45,882,000 (US$ 10,203,000) from NIS 34,295,000 (US$ 7,626,000) for the same period in 2003. The increase of the total sales for the three months ending June 30, 2004 was due primarily to expanded advertising efforts under the Company's "WILLI FOOD" label during the first quarter of 2004 and reflects the success of the Company's heightened marketing efforts and the acceptance of new products in the marketplace.

Gross profit for the three months ending June 30, 2004 INCREASED BY 79% to NIS 12,563,000 (US$ 2,794,000) from NIS 7,037,000 (US$ 1,565,000) for the same period in 2003. The gross profit represents 27% of the total sales for the three months ending June 30, 2004 in comparing with 21% for the same period in 2003. The increase is primarily attributable to the increased sales, change of products' variety, improvement of purchasing terms and an increase of the sales to the wholesalers and institutional consumers and decrease of the sales to the Supermarket Chains.

Operating income for the three months ending June 30, 2004 INCREASED BY 237% to NIS 6,205,000 (US$ 1,380,000) from NIS 1,843,000 (US$ 410,000) for the same period in 2003.

Net income for the three months ending June 30, 2004 INCREASED BY 87% to NIS 4,385,000 (US$ 975,000) from NIS 2,346,000 (US$ 522,000) for the same period in
2003.

Basic earnings per share for the three months ending June 30, 2004 increased to NIS 1.02 (US$ 0.23) from NIS 0.55 (US$ 0.12) in the same period in 2003.

G. Willi-Food International Ltd., is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                                         CONVENIENCE
                                                                      ADJUSTED NEW       TRANSLATION
                                                                    ISRAELI SHEKELS(1) INTO U.S. DOLLARS
                                                       -------        -------------     -------------
                                                       JUNE 30         DECEMBER 31,        JUNE 30
                                                       -------           -------           -------
                                                       2 0 0 4           2 0 0 3           2 0 0 4
                                                       -------           -------           -------
                                                                I N   T H O U S A N D S
                                                       -------------------------------------------
      ASSETS

CURRENT ASSETS
   Cash and cash equivalents                            37,561            12,463             8,352
   Marketable securities                                 7,248            42,298             1,612
   Trade receivables                                    42,623            29,674             9,478
   Receivables and other current assets                  2,194             2,902               488
   Related parties                                         467                 -               104
   Inventories                                          23,434            18,823             5,211
                                                       -------           -------           -------
      TOTAL CURRENT ASSETS                             113,527           106,160            25,245
                                                       -------           -------           -------


PROPERTY AND EQUIPMENT, NET                              3,197             3,398               711


OTHER ASSETS, NET                                           59                61                13
                                                       -------           -------           -------
                                                       116,783           109,619            25,969
                                                       =======           =======           =======

      LIABILITIES AND SHAREHOLDERS'
         EQUITY

CURRENT LIABILITIES
   Payables:
      Current maturity                                      15                45                 3
      Trade payables                                    15,763            16,110             3,504
      Related parties                                    1,663             1,348               371
      Payables and other current liabilities             5,720             4,796             1,272
                                                       -------           -------           -------
      TOTAL CURRENT LIABILITIES                         23,161            22,299             5,150
                                                       -------           -------           -------

LONG TERM LIABILITIES
    Accrued severance pay, net                             196               170                44
    Other long term liabilities                              -                 -                 -
                                                       -------           -------           -------
        TOTAL LONG TERM LIABILITIES                        196               170                44
                                                       -------           -------           -------
SHAREHOLDERS' EQUITY                                    93,426            87,150            20,775
                                                       -------           -------           -------
                                                       116,783           109,619            25,969
                                                       =======           =======           =======


(1)  Adjusted to NIS as of December 2003

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                              ADJUSTED                   ADJUSTED
                                                 NEW                        NEW
                                               ISRAELI                    ISRAELI     CONVENIENCE TRANSLATION
                                              SHEKELS(1)                 SHEKELS(1)     INTO U.S. DOLLARS
                                              ---------                  ---------    ----------------------
                                        SIX MONTHS               THREE MONTHS         SIX MONTHS  THREE MONTHS
                                  ----------------------    ----------------------    ---------    ---------
                                                    ENDED JUNE 30,                         ENDED JUNE 30
                                  ------------------------------------------------    ----------------------
                                   2 0 0 4      2 0 0 3      2 0 0 4      2 0 0 3      2 0 0 4      2 0 0 4
                                  ---------    ---------    ---------    ---------    ---------    ---------
                                            I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                  --------------------------------------------------------------------------
  Sales                              90,313       71,989       45,882       34,295       20,084       10,203

  Cost of sales                      69,352       56,708       33,319       27,258       15,422        7,409
                                  ---------    ---------    ---------    ---------    ---------    ---------
     GROSS PROFIT                    20,961       15,281       12,563        7,037        4,662        2,794
                                  ---------    ---------    ---------    ---------    ---------    ---------
  Selling expenses                    8,586        5,347        3,545        3,058        1,909          788

 General and administrative
     expenses                         4,647        4,319        2,813        2,136        1,034          626
                                  ---------    ---------    ---------    ---------    ---------    ---------
     Total operating expenses        13,233        9,666        6,358        5,194        2,943        1,414
                                  ---------    ---------    ---------    ---------    ---------    ---------
     OPERATING INCOME                 7,728        5,615        6,205        1,843        1,719        1,380

 Financial income, net                  694        1,626          148        1,085          154           33

 Other income                            34            -            -            -            8            -
                                  ---------    ---------    ---------    ---------    ---------    ---------
  Income before taxes
     on income                        8,456        7,241        6,353        2,928        1,881        1,413

  Taxes on income                     2,734        1,872        1,968          582          608          438
                                  ---------    ---------    ---------    ---------    ---------    ---------
  NET INCOME                          5,722        5,369        4,385        2,346        1,273          975
                                  =========    =========    =========    =========    =========    =========
Earnings per share data:

Earnings  per share:

   Basic                               1.33         1.25         1.02         0.55          0.3         0.23
                                  =========    =========    =========    =========    =========    =========
   Diluted                             1.33         1.25         1.02         0.55          0.3         0.23
                                  =========    =========    =========    =========    =========    =========
Shares used in computing
    basic and diluted earnings
    per ordinary share:           4,292,500    4,277,500    4,307,500    4,277,500    4,292,500    4,307,500
                                  =========    =========    =========    =========    =========    =========

(1)  Adjusted to NIS as of December 2003